UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Nasdaq Notification Regarding Minimum Stockholders’ Equity Requirement

On August 17, 2026, the Company received a letter from the Listing Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s Form 20-F filed on August 17, 2026, the Company reported net loss and total comprehensive loss of US$5,763,745 and US$5,730,751 for the fiscal years ended March 31, 2026, 2025, respectively. The Company does not meet the alternatives of US$2.5 million in stockholders’ equity or US$35 million market value of listed securities and as such, the Company no longer complies with any alternatives under Nasdaq Listing Rule 5550(b). The Company has 45 calendar days, or until October 1, 2026, to submit a plan to Nasdaq to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from August 17, 2026 to evidence compliance. The notification has no immediate effect on the listing of the Company’s shares on The Nasdaq Capital Market. The Company intends to submit a compliance plan within the prescribed timeframe and is evaluating various alternatives to regain compliance with the applicable listing requirements.

On August 18, 2026, the Company issued a press release announcing its receipt of the letter from Nasdaq, a copy of which is furnished as Exhibit 99.1 hereto.

Exhibits.

Exhibit No.	Description
99.1	Press release dated August 18, 2026 issued by the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: August 18, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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